SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

TABLE OF CONTENTS
Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm ..............................	3
Statements of Net Assets Available for Benefits As of December 31, 2003 and 2002 ..................................................................	4
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002 ...........................................	5
Notes to Financial Statements ...........................................................................	6

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2003	S-1

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm .....................	E-1

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
June 24, 2004

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31
	2003	2002
ASSETS
Investments at fair value (Notes 1, 2, 5, 7 and 10):
Short-term investments	$ 152,216,240	$ 170,912,269
Foreign currency	527,910	738,482
Long-term investments
CSC common stock	363,945,449	270,826,298
Participant loans (Note 6)	19,637,145	20,848,024
Interest in registered investment companies
Mellon Enhanced Asset Fund	113,850,006	89,474,914
Mellon S&P 500 Stock Index Fund	297,564,493	214,747,696
Vanguard High Yield Bond Fund	20,271,765	11,456,659
Mellon Balanced 40/60 Fund	33,263,641	25,197,973
Mellon Balanced 60/40 Fund	57,080,095	40,452,622
Mellon Balanced 80/20 Fund	71,212,974	49,760,056
Mellon S&P 500 Select Fund		29,669,793
State Street Global Advisor Index Plus Fund	44,344,320
Mellon Market Completion Fund	72,904,718	39,969,231
Frank Russell Active Equity Fund	129,173,572	96,986,981
Bonds and debentures	227,610,301	215,919,928
International equity investments	27,545,272	15,006,101
Guaranteed investment contracts	221,728	208,402
Total investments	1,631,369,629	1,292,175,429

Receivables:
Accrued income	1,535,177	1,593,875
Unsettled trades	34,477,935	22,318,020
Other	104,991
Total Receivables	36,118,103	23,911,895
Total Assets	1,667,487,732	1,316,087,324

LIABILITIES
Accrued expenses	678,738	741,603
Unsettled trade payables	33,792,063	26,508,134
Other	126,167	695,516
Total Liabilities	34,596,968	27,945,253
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,632,890,764 ===========	$ 1,288,142,071 ===========

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATIONMATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
	Years Ended December 31
	2003	2002
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of
investments (Note 7)	$ 251,373,933	$ (246,023,997)
Interest	13,133,594	14,519,253
Dividends	9,223,309	8,956,209
Net investment income (loss)	273,730,836	(222,548,535)

CONTRIBUTIONS:
Participant	148,981,583	151,249,938
Employer	26,621,301	27,985,869
Employee rollovers	5,570,927	8,839,837
Transfers from (spinoffs to) other plans (Note 9)	7,957,089	(73,406)
Total contributions	189,130,900	188,002,238

DEDUCTIONS:
Distributions to participants	116,211,405	125,997,395
Administrative expenses	1,901,638	1,915,715
Total Deductions	118,113,043	127,913,110
INCREASE (DECREASE) IN NET ASSETS	344,748,693	(162,459,407)

Net Assets Available for Benefits at Beginning of Year	1,288,142,071	1,450,601,478
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 1,632,890,764 ============	$ 1,288,142,071 ===========

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Note 1  Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

The Plan is administered by a committee, Retirement and Employee Benefits Plans Committee of Computer Sciences Corporation (the "Committee"), consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination - Although it has not expressed any intention to do so, the Company reserves the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In the event of such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by The Bank of New York (the "Trustee"). At December 31, 2003 and 2002, the Plan's interest in the assets of the CCT was approximately 50.8% and 58.7%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, DynCorp Capital Accumulation Retirement Plan, and the DynCorp Savings and Retirement Plan (the "Plans").

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age and service requirements, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the employ of the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions

Subject to certain limitations described below, an eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 15%) of such employee's monthly compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations together with income allocable to that excess, will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. For 2002, such "catch-up" contributions could be made up to $1,000 a year, then they are increased each year by $1,000 until $5,000 in 2006, and then indexed in $500 increments.

In order to qualify for the special tax treatment accorded to plans by Section 401(k) of the Code, contributions on behalf of participants under the Plan must meet two nondiscrimination tests designed to prevent a disproportionate compensation deferral election by employees who are highly compensated in relation to other employees. The Committee may cause the percentage authorized by the highly compensated participants to be reduced if the Plan does not meet both of the nondiscrimination tests.

A participant is not permitted to make voluntary after-tax contributions to the Plan.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for five groups of employees to whom under the terms of their contract agreements the Company will contribute amounts based on the following rates:

Group 1 - 50% of the first 4% of the participant's compensation deferral;
Group 2 - 100% of the first 7% of the participant's compensation deferral;
Group 3 - 100% of the first 5% of the participant's compensation deferral;
Group 4 - 100% of the first 10% of the participant's compensation deferral; and
Group 5 - 100% of the first 6% of the participant's compensation deferral.

Matching contributions will be invested in the Company Stock Fund, which invests in the common stock of Computer Sciences Corporation except for employees of CSC Credit Services, Inc., Mississippi Space Services, and Computer Sciences Raytheon whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

Vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2003 and 2002 amounted to $998,494 and $1,211,155, respectively. As of December 31, 2003, the Plan held $126,167 in forfeitures.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to a distribution of his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, or dismissal. The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Note 2  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior years' financial statements to conform to 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Assets of the Plan

The assets of the Plan are held in a trust with fourteen funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks, fixed income securities and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term investments are stated at cost which approximates fair value. Participant loans are valued at outstanding loan balances.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $11,298,739 and $10,968,769 at December 31, 2003 and 2002, respectively.

Note 3  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Note 4  Reconciliation of Financial Statements to Form 5500

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$ 1,632,890,764	$ 1,288,142,071
Amounts allocated to withdrawing participants	(11,298,739)	(10,968,769)
Net assets available for benefits per Form 5500	$ 1,621,592,025 ===========	$ 1,277,173,302 ===========

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2003	2002

Distributions to participants per the financial statements	$ 116,211,405	$ 125,997,395
Add: Amounts allocated to withdrawing participants at end of year	11,298,739	10,968,769
Less: Amounts allocated to withdrawing participants at start of year	(10,968,769)	(7,047,846)
Distributions to participants per the Form 5500	$ 116,541,375 ==========	$ 129,918,318 ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to year end but not paid as of that date.

Note 5  Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different Fund into which future compensation deferral contributions shall be invested as of the first day of any payroll period that coincides with or immediately follows the first day of any month once within a calendar quarter. In addition, a participant may elect to redesignate any amounts in his or her accounts as of the last business day of any month to be invested in a different Fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Note 6  Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at outstanding loan balances, which approximates fair value, on the Statements of Net Assets Available for Benefits.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Note 7  Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2003	2002
Investments at Fair Value as Determined by
Quoted Market Price
Cash and foreign currency	$ 2,461,294	$(7,062,096)
Short-term investment fund	61,847,211	82,631,988
Money market fund	133,017,884	134,905,932
Bonds and debentures	364,928,255	313,525,841
CSC common stock	750,057,291	271,451,187
International equity portfolios	127,067,765	80,999,745
Investment in registered investment companies
Active Allocation Fund	113,850,006	89,474,915
Brinson Balanced Fund	53,799,264	44,971,781
Brinson U.S. Equity Fund	159,022,807	121,505,104
Mellon Capital Aggr. Bond Fund	-	19,442,536
Mellon Corporate Bond Fund	122,096,617	128,727,920
Mellon EB Enhanced Asset Allocation Fund	72,712	72,130
Mellon EB Stock Index Fund	-	18,103,136
Mellon Equity Fund	413,025,228	252,041,662
Mellon Equity Completion Fund	174,398,903	100,432,455
Mellon Government Bond Fund	1,063,103	1,100,655
Mellon Index Fund	124,536	91,480
Mellon S&P 500 Index Fund	297,564,493	214,747,696
Pacific Mutual Enhanced Bond Fund	44,115,319	42,048,116
BlackRock Core Bond Fund	1,996,249	2,068,241
Vanguard High Yield Bond Fund	20,271,765	11,456,659
Mellon Balanced 40/60 Fund	33,263,641	25,197,973
Mellon Balanced 60/40 Fund	57,080,095	40,452,622
Mellon Balanced 80/20 Fund	71,212,974	49,760,056
Mellon S&P 500 Select Fund	44,344,320	29,669,793
Frank Russell Active Equity Fund	129,963,466	97,710,335
	3,176,645,198	2,165,527,862

		(continued)
13

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN NOTES TO FINANCIAL STATEMENTS Years Ended December 31, 2003 and 2002

(CCT investments at fair value)
	December 31,
	2003	2002
Investments at Estimated Fair Value
Geewax Terker Hedge Fund	14,304,472	14,208,865
Guaranteed investment contracts	221,728	208,402
	14,526,200	14,417,267

Investments at Cost, Which Approximates Fair Value
Participant loans	19,666,768	20,861,715
Total Common/Collective Trust Assets	$ 3,210,838,166 ============	$ 2,200,806,844 ===========
Plan's Interest in CCT Assets	$ 1,631,369,629 ============	$ 1,292,175,429 ===========

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2003	2002

Bonds and debentures	$ (3,203,211)	$ 10,015,510
CSC Stock Fund	225,688,912	(108,787,494)
International equity portfolios	31,616,897	(8,622,821)
Active Allocation Fund	22,947,087	(20,078,067)
Brinson Balanced Fund	8,198,982	(5,805,752)
Brinson Equity Fund	35,011,373	(24,647,781)
Mellon Capital Aggr. Bond Fund	(140,146)	690,020
Mellon Corporate Bond Fund	1,115,632	3,612,141
Mellon EB Enhanced Asset Allocation Fund	18,131	(17,344)
Mellon EB Stock Index Fund	2,612,968	(5,441,571)
Mellon Equity Fund	81,802,979	(66,788,887)
Mellon Equity Completion Fund	48,521,154	(19,801,599)
Mellon Government Bond Fund	(25,508)	41,899
Mellon Index Fund	25,167	(34,571)
Mellon S&P 500 Index Fund	60,150,473	(63,790,246)
Pacific Mutual Enhanced Bond Fund	2,067,203	4,264,662
BlackRock Core Bond Fund	(41,957)	72,514
Vanguard High Yield Bond Fund	1,249,638	(626,885)
Mellon Balanced 40/60 Fund	3,819,800	(782,720)

		(continued)
14

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN NOTES TO FINANCIAL STATEMENTS Years Ended December 31, 2003 and 2002

CCT income (loss), continued
	Year Ended December 31,
	2003	2002
Mellon Balanced 60/40 Fund	8,449,807	(4,249,948)
Mellon Balanced 80/20 Fund	13,140,177	(9,206,704)
Mellon S&P 500 Select Fund	8,613,367	(8,038,147)
Frank Russell Active Equity Fund	29,714,910	(27,340,693)
Geewax Terker Hedge Fund	7,248	(128,110)
Net appreciation (depreciation) in fair value of investments	581,361,083	(355,492,594)
Dividends	26,702,043	35,005,228
Interest	24,604,425	20,008,593
Common/Collective Trust Income (Loss)	$ 632,667,551 ==========	$(300,478,773) ===========
Plan's Interest in the Common/Collective Trust Income (Loss)	$ 273,730,836 ==========	$(222,548,535) ===========

Note 8  Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company.

At December 31, 2003 and 2002, the Plan held 8,228,475 and 7,861,431 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $467,729,394 and $466,785,058, respectively.

Note 9   Mergers and Spinoffs

On February 25, 2003 the ECS Integrated Technology Solutions LLC 401(k) Plan ("ECS") was merged with the Plan and the net assets of ECS were transferred to the Plan. The management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

On April 22, 2003 the Information Technology Solutions, Inc. 401(k) Profit Sharing Plan ("ITS") was merged into the Plan and the net assets of ITS were transferred into the Plan. The management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

In 2002, $85,007 was processed as loan spin-offs from the Plan to the JT-3 Plan. Also, $11,601 was transferred to the Plan from other defined contribution plans.

Note 10  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002, and for the two years ended December 31, 2003:

	2003	2002
Net assets:
CSC common stock	$ 363,945,449	$ 270,826,298
Short-term investments	4,776,554	3,606,539
Accrued income	1,899	2,963
Net unsettled trades payable	(2,499,148)	(1,648,279)
CSC Stock Fund	$ 366,224,754	$ 272,787,521

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	80,356,760	(107,637,878)
Interest income	644,777	835,954
Employer contributions	25,224,221	25,428,236
Participant contributions	17,656,757	25,037,842
Participant rollovers	203,279	467,912
Transfers to participant-directed investments	(9,143,659)	(8,182,718)
Plan to plan transfers	102,448	(6,395)
Benefits paid to participants	(21,607,349)	(30,475,311)
Net Change	93,437,234	(94,532,358)

CSC Stock Fund - beginning of the year	272,787,521	367,319,879
CSC Stock Fund - end of the year	$ 366,224,755 ==========	$ 272,787,521 ==========

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

Note 11  Derivative Financial Instruments

In the Plan's separate accounts, derivative financial instruments are used by the Plan's international equity manager primarily to hedge the currency risk component of the Plan's foreign investments. The fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Plan's assets and speculation are prohibited. Currency hedge positions in aggregate are not permitted to exceed the level of exposure in the Plan's related assets.

Foreign Currency Exchange Contracts

The Plan enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manager the currency exposure associated with the Plan's foreign equity investments. The terms of these contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Plan reflects the fair value of all forward contracts as an asset or liability in the Plan's financial statements. The fair value associated with the foreign currency contracts have been estimated by the valuing position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the statement of net assets available for benefits, forward contracts to purchase foreign currency are shown as currency contract payables and forward contracts to sell foreign currency are shown as currency contract receivables. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2003, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury Bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

At December 31, 2003, the Plan had futures contracts to sell U.S. Treasury Bonds contracts with a notional amount of $7.8 million. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statement of net assets available for benefits is zero at December 31, 2003, as settlements are by cash daily. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

Subsequent Events

The merger of the DynCorp Capital Accumulation Retirement Plan ("CAP") and DynCorp Savings and Retirement Plan ("SARP") into the Plan is mandated by the terms of the 2003 DynCorp/CSC merger agreement, as approved by the Company's Board of Directors. The assets of CAP and SARP are expected to be merged into the Plan in 2004. The management of the Company believes that the Plan mergers will be a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

In January of 2004, a new recordkeeping firm, replacing the predecessor firm, assumed the Plan's recordkeeping functions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation MATCHED ASSET PLAN

Date: June 28, 2004	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Australian Dollar	Foreign currency		$ 15,530
	Canadian Dollar	Foreign currency		25,057
	Danish Krona	Foreign currency		180
	Euro	Foreign currency		269,540
	Hong Kong Dollar	Foreign currency		2,058
	Japanese Yen	Foreign currency		99,014
	Norwegian Krona	Foreign currency		6,488
	Pounds Sterling	Foreign currency		10,185
	Singapore Dollar	Foreign currency		671
	Swedish Krona	Foreign currency		97,702
	Swiss Francs	Foreign currency		1,485
		Foreign currency		527,910

	State Street Global Advisor	SSGA Short Term Investment Fund		133,017,884
	Mellon Capital Management Corp.	Mellon Temporary Investment Fund		9
*	The Bank of New York	Collective Short Term Invest Fdnon-Discretionary		18,887,330
*	The Bank of New York	BNY Collective Trust STIF Trust		311,017
		Short-term investments		152,216,240

*	Computer Sciences Corporation	Common Stock - 8,228,475 shares	467,729,394	363,945,449
	Computer Sciences Corporation	Participant loans (5% -5.25%, maturing 3/7/03 - 1/11/19)		19,637,145

	Mellon Capital Management Corp.	Mellon EB Daily Liquidity Enhanced Asset Allocation Fd		113,850,006
	Mellon Capital Management Corp.	S&P 500 Index - Daily Liquidity Stock Index Fund		297,564,493
	The Vanguard Group	Vanguard High Yield Corp Bond fund		20,271,765

	Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd		19,949,685
	Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund		3,172,361
	Mellon Capital Management Corp.	Daily Liquidity Stock Index Fund		10,141,595
		Mellon Balanced 40/60 Fund		33,263,641

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd			22,663,516
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund			8,261,764
Mellon Capital Management Corp.	Daily Liquidity Stock Index Fund			26,154,815
		Mellon Balanced 60/40 Fund		57,080,095

Mellon Capital Management Corp.	Mellon EB Daily Liquidity Aggregate Bond Index Fd			14,096,841
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund			13,696,957
Mellon Capital Management Corp.	Daily Liquidity Stock Index Fund			43,419,176
		Mellon Balanced 80/20 Fund		71,212,974

State Street Global Advisor	SSGA Index Plus Secs Lending Ser A Fund			44,344,320
Mellon Capital Management Corp.	Mellon EB Daily Market Completion Fund			72,904,718
Frank Russell Trust Company	Frank Russell Equity #1 Fund			129,173,572

Capital Auto Receivables Assettr2002-3 Asset Bkd Nt Cl A-3	Corporate Fixed Income	3.58%	10/16/06	1,230,090
Chase Cr Card Owner Tr V/R2003-6 Asset Bkd Ntser 6 Cl A	Corporate Fixed Income	1.20%	02/15/11	1,626,561
Chase Manhattan Auto Owner Tr2000-A Asset Bkd Nt Cl A-4	Corporate Fixed Income	6.26%	06/15/07	643,009
Citibank Cr Card Issuance Tr2003-A5 Nt	Corporate Fixed Income	2.50%	04/07/08	2,103,413
Citibank Cr Card Master Tr I1997-6 Partn Ctf Cl A 'Po,Sb'	Corporate Fixed Income		08/15/06	1,191,389
Citigroup Incnt	Corporate Fixed Income	6.75%	12/01/05	928,863
Conseco Fin Securitizationscorp2000-1 Mfd Hsg Sr/Sub Passthrucl A-3	Corporate Fixed Income	7.30%	05/01/31	12,214
Cwmbs Inc Pass Thru Ctfschl Mtg Passthru Ctf 2001-Hyb1	Corporate Fixed Income	3.16%	06/19/31	159,203
Daimlerchrysler Auto Tr2000-D Asset Backed Nt Cl A-4	Corporate Fixed Income	6.70%	03/08/06	1,681,416
Daimlerchrysler Auto Tr2000-E Asset Bkd Nt Cl A-4	Corporate Fixed Income	6.16%	01/08/06	1,238,320
Deutsche Mortgage & Asset Receivingabs/Ser 1998-C1 Cl A-1	Corporate Fixed Income	6.22%	06/15/31	134,971
First Rep Mtg Ln Tr V/Rcmo/Ser 2000 Cl-A2	Corporate Fixed Income	3.85%	06/25/30	262,189
Ford Cr Auto Owner Tr2001-C Asset Bkd Nt Cl A-4	Corporate Fixed Income	4.83%	02/15/05	264,311
General Elec Cap Corp M/T/Nser-A	Corporate Fixed Income	9.83%	12/15/08	224,412

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Gmac Coml Mtg Sec Inc2003-C1 Mtg Passthru Ctf Cl	Corporate Fixed Income	2.02%	05/10/36	972,741
Gs Mtg Secs Corp Ii V/Rcoml Mtg Passthru 2003-C1 Cl	Corporate Fixed Income	1.08%	01/10/40	987,574
Ifc Sbap 97-1A V/R	Corporate Fixed Income		01/15/24	525,671
Internatl Bk For Re Dev6.0152	Corporate Fixed Income	6.02%	06/21/04	536,863
Lb-Ubs Coml Mtg Tr	Corporate Fixed Income	1.36%	04/15/37	930,241
Missouri Higher Ed Ln Auth Student Lnrevt-Bill Fltg Rate Nts-Ptaxable Call	Corporate Fixed Income		07/25/08	525,778
Nissan Auto Receivables 2001-Bowner Trasset Bkd Nt Cl A-4	Corporate Fixed Income	5.35%	10/15/06	1,446,574
Nissan Auto Receivables 2001-Cowner Trasset Backed Nt Cl A-3	Corporate Fixed Income	4.31%	05/16/05	260,542
Nissan Auto Receivables 2001-Cowner Trser 2001-C Cl A4	Corporate Fixed Income	4.80%	02/15/07	1,864,784
Nissan Auto Receivables 2002 Aowner Trasset Backed Nt Cl A-3	Corporate Fixed Income	3.58%	09/15/05	910,285
Nissan Auto Receivables 2002 Bowner Trasset Backed Nt Cl A-3	Corporate Fixed Income	3.99%	12/15/05	1,370,158
Residential Accredit Lns Incmtg Pass Thru Ctfa-1-Fixed Rt122001	Corporate Fixed Income	6.00%	12/25/16	426,491
Sears Cr Account Master Tr Iictf Ser 1998-2 Cl A	Corporate Fixed Income	5.25%	10/16/08	624,763
Sears Cr Account Master Tr Iiser 2000-4 Tr Ctf Cl A Fltg	Corporate Fixed Income	1.44%	10/18/11	1,456,553
Sequoia Mtg Tr 2Coll Mtg Bond Cl A-1	Corporate Fixed Income	2.35%	10/25/24	754,676
Slm Corp M/T/N	Corporate Fixed Income	5.63%	04/10/07	65,020
Slm Student Ln Tr2002-1 Ln-Bkd Nt Cl A-1 Fltg	Corporate Fixed Income	1.15%	10/25/10	1,864,175
State Str Cap Tr Iigtd Med Term Cap Secs Fltg	Corporate Fixed Income		02/15/08	326,034
Tms Sba Ln Tr V/R1997-1A	Corporate Fixed Income	6.50%	01/15/25	332,620
Tms Sba Ln Tr1996-2 Sba Ln Bkd Ctf Cl A Adja-Var Rate122096	Corporate Fixed Income	4.23%	04/15/24	388,782
Tms Sba Ln Tr1997-1 Sba Ln Bkd Ctf Cl Badj Rate	Corporate Fixed Income	6.02%	01/15/25	233,120
Tyco Intl Grp Sa	Corporate Fixed Income	6.38%	06/15/05	394,688
Union Planters Mtg Fin Corpser 1999-1 Mtg Passthru Ctf Cla-1	Corporate Fixed Income	6.25%	04/01/29	248,732
Virginia Elec & Pwr Co	Corporate Fixed Income	5.75%	03/31/06	497,876

2003
Form 5500, Schedule H, Part IV, Line 4I
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Wachovia Asset Securitization2002-1 Tr2002-1 Mtg Passthru Ctf Cl	Corporate Fixed Income	6.25%	10/25/33	249,353
Washington Mut Mtg Secs Corp2001-9 Mtg Passthru Ctf Cl 1A1Rate	Corporate Fixed Income	6.76%	04/25/28	239,705
Washington Mut Mtg Secs Corp2002-Ar1 Msc Mtg Passthru Ctfvar Rate	Corporate Fixed Income	3.72%	11/25/30	445,936
Washington Mut Mtg Secs Corp2002-Ms1 Mtg Passthru Ctf Clii-A-1-Fixed Rt	Corporate Fixed Income	6.25%	02/25/32	575,590
Abn Amro Mtg Corp2002-3 Mc Mtg Passthru Ctfa-4-Fixed Rt032202	Corporate Fixed Income	6.50%	04/25/17	53,527
Alcan Incnt	Corporate Fixed Income	6.13%	12/15/33	50,305
American Gen Corptr Pfd Secs-Trups	Corporate Fixed Income	8.50%	07/01/30	45,506
Anadarko Fin Cosr Nt	Corporate Fixed Income	7.50%	05/01/31	105,433
Aol Time Warner Inc	Corporate Fixed Income	7.63%	04/15/31	167,297
Bank Amer Corp	Corporate Fixed Income	7.40%	01/15/11	187,653
Bank Amer Corpbank Amer Corpsr Nt	Corporate Fixed Income	4.38%	12/01/10	75,189
Bankamerica Corp Deb	Corporate Fixed Income	5.88%	02/15/09	120,527
Bear Stearns Cos Incbear Stearns Cos Incglobal Nt Dtd 01/15/2002	Corporate Fixed Income	5.70%	01/15/07	65,067
Bristol-Meyer Squibb	Corporate Fixed Income	6.88%	08/01/97	54,720
British Telecommunicationsp L Cnt	Corporate Fixed Income	8.88%	12/15/30	91,532
Canadian Pac Ry Co Newnt	Corporate Fixed Income	6.25%	10/15/11	82,425
Chase Coml Mtg Secs Corp1999-2 Coml Mtg Passthru Ctfcl A-2	Corporate Fixed Income	7.20%	01/15/32	288,935
Chase Manhattan Auto Owner Tr2000-A Asset Bkd Nt Cl A-4	Corporate Fixed Income	6.26%	06/15/07	392,950
Chrysler Corp	Corporate Fixed Income	7.45%	03/01/27	106,421
Citibank Cr Card Issuance Tr2003 A-6 Nt	Corporate Fixed Income	2.90%	05/17/10	488,884
Citigroup Inc	Corporate Fixed Income	5.75%	05/10/06	462,779
Citigroup Inc	Corporate Fixed Income	5.88%	02/22/33	137,594
Citigroup Incglobal Sr Nt Dtd 01/31/2003	Corporate Fixed Income	3.50%	02/01/08	100,375
Citigroup Incglobal Sub Nt	Corporate Fixed Income	6.00%	10/31/33	49,995
Citigroup Incglobal Sub Nt Dtd 10/11/2000	Corporate Fixed Income	7.25%	10/01/10	145,695
Comcast Cable Communications	Corporate Fixed Income	6.38%	01/30/06	80,741
Comcast Corp Newnt	Corporate Fixed Income	5.50%	03/15/11	171,504
Comcast Corp Newnt	Corporate Fixed Income	7.05%	03/15/33	190,367
Conoco Funding Co 6.35 15Oct2011	Corporate Fixed Income	6.35%	10/15/11	33,635

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Conoco Inc Usd	Corporate Fixed Income	6.95%	04/15/29	221,138
Conocophillipsnt	Corporate Fixed Income	5.90%	10/15/32	35,093
Consolidated Nat Gas Cosr Nt	Corporate Fixed Income	5.00%	03/01/14	24,847
Continental Airls Pass Thrutrspassthru Ctf Ser 1999-1 Cl A	Corporate Fixed Income	6.55%	08/02/20	85,783
Continental Cablevision Inc Sr Nt	Corporate Fixed Income	8.30%	05/15/06	50,453
Cox Communications Inc Newnt Dtd 05/27/2003	Corporate Fixed Income	4.63%	06/01/13	24,103
Credit Suisse First Boston Mtgsecs Corpcoml Mtg Passthru Ctf 1998-C2Cl A-2	Corporate Fixed Income	6.30%	11/11/30	365,832
Credit Suisse First Boston Usaincnt	Corporate Fixed Income	6.13%	11/15/11	59,880
Credit Suisse First Boston Usaincsr Nt Dtd 01/15/2004	Corporate Fixed Income	3.88%	01/15/09	99,881
Daimler Chrysler North Amerhldg Corpnt	Corporate Fixed Income	4.75%	01/15/08	122,777
Daimlerchrysler Auto Tr2001-C Asset Bkd Nt Cl A-4	Corporate Fixed Income	4.63%	12/06/06	411,187
Daimlerchrysler North Amerhldg Corp	Corporate Fixed Income	6.50%	11/15/13	84,273
Daimlerchrysler North Amerhldg Corp	Corporate Fixed Income	4.05%	06/04/08	198,638
Depfa Acs Bkasset Covered Secs	Corporate Fixed Income	3.63%	10/29/08	300,054
Deutsche Alt-A Secs Incalternative Ln Tr2003-3 Mtg Passthru Ctf Cl 1A1	Corporate Fixed Income	5.50%	10/25/33	390,943
Deutsche Telekom Int 8.25 15Jun2005Gtd Nt	Corporate Fixed Income	8.25%	06/15/05	54,238
Deutsche Telekom Intl Fin B Vgtd Nt	Corporate Fixed Income	8.50%	06/15/10	48,365
Deutsche Telekom Intl Fin B Vgtd Nt	Corporate Fixed Income	8.75%	06/15/30	166,066
Devon Energy Corp	Corporate Fixed Income	7.95%	04/15/32	48,230
Diageo Fin Bvnt	Corporate Fixed Income	3.00%	12/15/06	65,340
Dlj Coml Mtg Corpcoml Mtg Passthru Ctf 1998-Cf1Cl A-1B	Corporate Fixed Income	6.41%	02/18/31	110,519
Dominion Res Inc Del	Corporate Fixed Income	5.13%	12/15/09	52,190
Dominion Res Inc Delsr Nt Ser E	Corporate Fixed Income	6.75%	12/15/32	37,415
Dow Chem Codeb Fltg Rate	Corporate Fixed Income	5.97%	01/15/09	53,790
Dow Chemical	Corporate Fixed Income	6.00%	10/01/12	73,685
Dow Chemical Co 7.375 01Nov29	Corporate Fixed Income	7.38%	11/01/29	117,406
Dte Energy Cont Dtd 05/30/2001	Corporate Fixed Income	6.45%	06/01/06	145,927
Exelon Corp	Corporate Fixed Income	6.75%	05/01/11	27,923
Firstenergy Corpnt Ser C	Corporate Fixed Income	7.38%	11/15/31	56,264
Ford Cr Auto Owner Tr2001-C Asset Bkd Nt Cl A-4	Corporate Fixed Income	4.83%	02/15/05	88,104

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Fund Amern Cos Incgtd Sr Nt	Corporate Fixed Income	5.88%	05/15/13	111,333
General Elec Cap Corp M/T/N	Corporate Fixed Income	6.13%	02/22/11	247,527
General Elec Cap Corp M/T/Nterm Nts Book Entrytranche # Tr 00521	Corporate Fixed Income	5.88%	02/15/12	510,497
General Elec Cap Corp M/T/Nterm Nts Book Entrytranche # Tr 00528	Corporate Fixed Income	6.75%	03/15/32	27,678
General Mls Incnt	Corporate Fixed Income	5.13%	02/15/07	58,424
General Mtrs Accep Corp	Corporate Fixed Income	7.75%	01/19/10	45,342
General Mtrs Accep Corpgeneral Mtrs Accep Corpglobal Bdfor Issue Dtd 03/15/1996 See	Corporate Fixed Income	7.25%	03/02/11	246,850
Gmac Comm Mtg Sec Inc	Corporate Fixed Income	6.95%	09/15/33	481,791
Gmac Commercial Mortgage Secur	Corporate Fixed Income	6.18%	05/15/33	193,139
Goldman Sachs Group Inc	Corporate Fixed Income	6.88%	01/15/11	130,595
Goldman Sachs Group Inc M/T/N	Corporate Fixed Income	7.35%	10/01/09	23,326
Goldman Sachs Grp Inc	Corporate Fixed Income	5.25%	10/15/13	277,640
Goldman Sachs Inc	Corporate Fixed Income	6.60%	01/15/12	33,526
Gs Mtg Secs Corp Iicoml Mtg Passthru Ctf 1998-C1A-3-Fixed Rt102698	Corporate Fixed Income	6.14%	10/18/30	360,961
Heller Finl Coml Mtg Asset Corpmtg Passthru Ctf Ser 1999-Ph-1 Cl-A2	Corporate Fixed Income	6.85%	05/15/31	254,863
Household Fin Corp Nt	Corporate Fixed Income	6.45%	02/01/09	44,446
Household Fin Corpglobal Ntacquired By Household Intl Inc06/26/1981	Corporate Fixed Income	4.75%	07/15/13	165,340
Household Fin Corpnt Dtd 05/22/2002Acquired By Household Intl Inc06/26/1981	Corporate Fixed Income	7.00%	05/15/12	193,863
Household Fin Corpnt Dtd 05/22/2002Acquired By Household Intl Inc06/26/1981	Corporate Fixed Income	7.63%	05/17/32	30,227
Household Fin Corpntacquired By Household Intl Inc06/26/1981	Corporate Fixed Income	6.38%	10/15/11	126,636
Household Finance Corp	Corporate Fixed Income	5.88%	02/01/09	152,034
J P Morgan Chase & Co	Corporate Fixed Income	3.63%	05/01/08	145,291
J P Morgan Chase & Coglobal Nt Dtd 01/30/2001	Corporate Fixed Income	6.75%	02/01/11	84,569
J P Morgan Chase & Cosr Nt	Corporate Fixed Income	4.50%	11/15/10	55,437
J P Morgan Chase Coml Mtg Secscorp2001-Cibc2 Coml Mtg Passthru	Corporate Fixed Income	6.43%	04/15/35	384,678
Kellogg Cont Dtd 03/29/2001 Ser B	Corporate Fixed Income	6.60%	04/01/11	84,052

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Kinder Morgan Energy Partnersl Psr Nt	Corporate Fixed Income	7.30%	08/15/33	96,585
Kinder Morgan Energy Partnersl Psr Nt	Corporate Fixed Income	5.00%	12/15/13	39,472
Kraft Foods Incglobal Nt Dtd 11/02/2001	Corporate Fixed Income	5.63%	11/01/11	305,559
Kraft Foods Incnt	Corporate Fixed Income	5.25%	06/01/07	90,432
Kroger Cont	Corporate Fixed Income	7.50%	04/01/31	86,420
Lehman Brothers Hldgs Inc	Corporate Fixed Income	7.00%	02/01/08	28,236
Lehman Brothers Hldgs Inclehman Brothers Hldgs Incglobal Nt	Corporate Fixed Income	6.25%	05/15/06	108,640
Lockheed Martin	Corporate Fixed Income	7.20%	05/01/36	183,791
Lockheed Martin Corp 8.50 01Dec2029	Corporate Fixed Income	8.50%	12/01/29	32,759
Mastr Asset Securitization Tr2002-6 Mtg Passthru Ctf Cl2-A-1-Fixed Rt092602	Corporate Fixed Income	5.75%	10/25/17	137,962
Morgan Stanley	Corporate Fixed Income	5.80%	04/01/07	81,524
Morgan Stanley Cap I Incmorgan Stanley Cap I Inccoml Mtg Passthru Ctf 98-Hf2Cl A-2	Corporate Fixed Income	6.48%	11/15/30	211,584
Morgan Stanley Co	Corporate Fixed Income	6.75%	04/15/11	101,828
Morgan Stanley Coglobal Nt Dtd 4/25/2001	Corporate Fixed Income	6.10%	04/15/06	108,212
News Amer Hldgs Inc Sr Deb	Corporate Fixed Income	7.75%	01/20/24	46,882
News Amer Hldgs Inc Sr Nt	Corporate Fixed Income	8.88%	04/26/23	32,049
Northrop Grumman 7.875 01Mar2026	Corporate Fixed Income	7.88%	03/01/26	90,642
Northrop Grumman Corpnt	Corporate Fixed Income	7.13%	02/15/11	63,612
Occidental Pete Corpsr Nt	Corporate Fixed Income	8.45%	02/15/29	58,991
Oncor Elec Delivery Co	Corporate Fixed Income	7.00%	05/01/32	55,158
Oncor Elec Delivery Cosr Secd Nt	Corporate Fixed Income	7.25%	01/15/33	45,503
Protective Life Secd Trs Secd M/T/N	Corporate Fixed Income	3.70%	11/24/08	104,666
Raytheon Cont Dtd 11/15/2002	Corporate Fixed Income	4.50%	11/15/07	40,556
Sears Cr Account Master Tr Ii2002-5 Tr Ctf Cl A Fltg Rate	Corporate Fixed Income	1.47%	11/17/09	775,595
Slm Corp M/T/Nentrytranche # Tr 00024	Corporate Fixed Income	5.63%	08/01/33	123,325
Slm Student Ln Tr V/R2003-3 Ln Bkd Ctf Cl A-2	Corporate Fixed Income	1.19%	06/15/10	528,540
Slm Student Ln Tr2001-3 Ln Bkd Nt Cl A-1L Fltg	Corporate Fixed Income	3.74%	04/25/10	37,555

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Slm Student Ln Tr2002-1 Ln-Bkd Nt Cl A-1 Fltg	Corporate Fixed Income	1.15%	10/25/10	132,564
Slm Student Ln Tr2003-2 Ln Bkd Ctf Cl A-2	Corporate Fixed Income	1.20%	12/17/12	550,059
Structured Asset Secs Corp *Pp*2003-Al2 Asset Bkd Ctf Cl A144A	Corporate Fixed Income	3.36%	01/25/31	466,878
Structured Asset Secs Corpcoml Mtg Passthru Ctf 97-Lli Cl A2'Seq Payer'	Corporate Fixed Income	6.84%	10/12/34	905,923
Suncor Energy Incnt Dtd 11/24/2003Formerly Suncor Inc To04/17/1997	Corporate Fixed Income	5.95%	12/01/34	34,743
Swedish Expt Cr Corp-Ab Svensk-Medium Term Nts Book Entry-Tranche # Tr 00052	Corporate Fixed Income	2.88%	01/26/07	125,618
Tci Communications Inc Deb	Corporate Fixed Income	7.88%	02/15/26	29,229
Tci Communications Inc Deb	Corporate Fixed Income	7.13%	02/15/28	27,112
Time Warner Companies Incdeb	Corporate Fixed Income	7.57%	02/01/24	243,135
Tyco Intl Group S A 6.375 15Feb2006	Corporate Fixed Income	6.38%	02/15/06	31,950
Tyco Intl Group S Ant	Corporate Fixed Income	5.80%	08/01/06	52,875
Tyco Intl Group Sa	Corporate Fixed Income	6.38%	10/15/11	64,125
Tyco Intl Grp Sa	Corporate Fixed Income	6.38%	06/15/05	89,463
U S Bancorp M/T/N	Corporate Fixed Income	3.95%	08/23/07	25,723
Ubs Pfd Fdg Tr Itr Pfd Secs8.622% To 10/10 Thereafter V/R	Corporate Fixed Income	8.62%	10/29/49	240,361
Verizon Global Fdg Corpnt	Corporate Fixed Income	7.75%	12/01/30	117,471
Verizon Pennsylvania	Corporate Fixed Income	5.65%	11/15/11	319,893
Virginia Elec & Pwr Co	Corporate Fixed Income	5.75%	03/31/06	214,140
Virginia Elec & Pwr Covirginia Elec & Pwr Cosr Nt Ser C	Corporate Fixed Income	5.25%	12/15/15	25,086
Vodafone Group Plc New	Corporate Fixed Income	5.00%	12/16/13	273,864
Wal Mart Stores Incnt Dtd 08/15/2000	Corporate Fixed Income	7.55%	02/15/30	73,841
Washington Mut Mtg Secs Corp2002-Ms12 Mtg Passthru Ctf Cla-Fixed Rt121802	Corporate Fixed Income	6.50%	05/25/32	64,030
Wells Fargo Bk N A	Corporate Fixed Income	7.80%	06/15/10	107,930
Weyerhaeuser Codeb	Corporate Fixed Income	6.88%	12/15/33	97,630
Federal Home Loan Bank Discount	Government Agencies		01/14/04	1,443,952
Federal Home Ln Mtg Corpcmo/Ser 2654 Cl-Ob	Government Assets And Mortgage Backed	5.00%	03/15/18	1,346,051
Federal Home Ln Mtg Corpmulticlass Mtg Partn Ctfs Gtd1385-H-Fixed Rt082492	Government Assets And Mortgage Backed	6.50%	08/15/07	256,027

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Federal Home Ln Mtg Corpmulticlass Mtg Partn Ctfs Gtd1385-H-Fixed Rt082492	Government Assets And Mortgage Backed	6.50%	08/15/07	256,027
Federal Natl Mtg Assn Gtd Remiccmo/Ser 2002-14 Cl-T-6	Government Assets And Mortgage Backed	3.31%	02/25/32	483,880
Federal Nat'L Mtge Assn Pool # 57375	Government Assets And Mortgage Backed	7.25%	04/01/09	109,401
Federal Nat'L Mtge Assn Pool # 86643	Government Assets And Mortgage Backed	5.32%	06/01/29	7,826
Federal Nat'L Mtge Assn Pool # 251904	Government Assets And Mortgage Backed	6.00%	08/01/08	289,678
Federal Nat'L Mtge Assn Pool # 252317	Government Assets And Mortgage Backed	5.50%	02/01/09	470,983
Federal Nat'L Mtge Assn Pool # 303567	Government Assets And Mortgage Backed	5.50%	07/01/09	510,672
Federal Nat'L Mtge Assn Pool # 313179	Government Assets And Mortgage Backed	6.00%	09/01/11	1,133,689
Federal Nat'L Mtge Assn Pool # 313829	Government Assets And Mortgage Backed	6.50%	01/01/11	395,283
Federal Nat'L Mtge Assn Pool # 323290	Government Assets And Mortgage Backed	6.00%	09/01/13	504,223
Federal Nat'L Mtge Assn Pool # 323395	Government Assets And Mortgage Backed	6.00%	05/01/13	312,446
Federal Nat'L Mtge Assn Pool # 323952	Government Assets And Mortgage Backed	6.00%	07/01/09	677,908
Federal Nat'L Mtge Assn Pool # 460770	Government Assets And Mortgage Backed	3.61%	12/01/09	941,381
Federal Nat'L Mtge Assn Pool # 482862	Government Assets And Mortgage Backed	6.00%	02/01/14	614,208
Federal Nat'L Mtge Assn Pool # 483324	Government Assets And Mortgage Backed	6.00%	04/01/14	764,821
Federal Nat'L Mtge Assn Pool # 484751	Government Assets And Mortgage Backed	6.00%	03/01/14	443,202
Federal Nat'L Mtge Assn Pool # 489421	Government Assets And Mortgage Backed	6.00%	03/01/14	672,095
Federal Nat'L Mtge Assn Pool # 537950	Government Assets And Mortgage Backed	3.59%	02/01/24	841,828
Federal Nat'L Mtge Assn Pool # 542141	Government Assets And Mortgage Backed	3.51%	08/01/22	405,093
Federal Nat'L Mtge Assn Pool # 545036	Government Assets And Mortgage Backed	6.00%	12/01/10	370,318
Federal Nat'L Mtge Assn Pool # 545142	Government Assets And Mortgage Backed	6.00%	11/01/10	751,953
Federal Nat'L Mtge Assn Pool # 545828	Government Assets And Mortgage Backed	6.00%	12/01/14	650,615

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Federal Nat'L Mtge Assn Pool # 545828	Government Assets And Mortgage Backed	6.00%	12/01/14	650,615
Federal Nat'L Mtge Assn Pool # 555255	Government Assets And Mortgage Backed	6.25%	04/01/40	901,040
Federal Nat'L Mtge Assn Pool # 675970	Government Assets And Mortgage Backed	5.18%	10/01/32	922,256
Federal Nat'L Mtge Assn Pool # 0323331	Government Assets And Mortgage Backed	6.50%	11/01/08	507,365
Fed'L Home Loan Mtge Corp Grp # 775626	Government Assets And Mortgage Backed	4.40%	09/01/23	530,534
Fed'L Home Loan Mtge Corp Grp # E65216	Government Assets And Mortgage Backed	6.00%	07/01/10	622,474
Fed'L Home Loan Mtge Corp Grp # E65283	Government Assets And Mortgage Backed	6.00%	06/01/09	310,748
Fed'L Home Loan Mtge Corp Grp # E69338	Government Assets And Mortgage Backed	6.00%	03/01/13	153,813
Fed'L Home Loan Mtge Corp Grp # E70007	Government Assets And Mortgage Backed	6.00%	04/01/13	151,106
Fed'L Home Loan Mtge Corp Grp # E70008	Government Assets And Mortgage Backed	6.00%	04/01/13	172,678
Fed'L Home Loan Mtge Corp Grp # E70052	Government Assets And Mortgage Backed	6.00%	01/01/09	287,073
Fed'L Home Loan Mtge Corp Grp # E73239	Government Assets And Mortgage Backed	6.00%	11/01/13	176,124
Fed'L Home Loan Mtge Corp Grp # 788612	Government Assets And Mortgage Backed	7.33%	03/01/31	78,175
Fed'L Home Loan Mtge Corp Grp # E00247	Government Assets And Mortgage Backed	5.50%	10/01/08	477,503
Fed'L Home Loan Mtge Corp Grp # E00540	Government Assets And Mortgage Backed	6.00%	03/01/13	158,482
Fed'L Home Loan Mtge Corp Grp # E00565	Government Assets And Mortgage Backed	6.00%	08/01/13	614,795
Fed'L Home Loan Mtge Corp Grp # E00584	Government Assets And Mortgage Backed	6.00%	11/01/13	304,438
Fed'L Home Loan Mtge Corp Grp # E00677	Government Assets And Mortgage Backed	6.00%	06/01/14	244,616
Fed'L Home Loan Mtge Corp Grp # E20193	Government Assets And Mortgage Backed	6.50%	09/01/10	85,418
Fed'L Home Loan Mtge Corp Grp # E71201	Government Assets And Mortgage Backed	5.50%	07/01/13	87,771
Fed'L Home Loan Mtge Corp Grp # E84812	Government Assets And Mortgage Backed	6.00%	02/01/09	406,005
Gov'T Nat'L Mgt Assn Pool# 412330	Government Assets And Mortgage Backed	7.00%	09/15/12	110,333

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Gov'T Nat'L Mtge Assn Pool # 326849	Government Assets And Mortgage Backed	7.00%	12/15/07	7,889
Gov'T Nat'L Mtge Assn Pool # 331394	Government Assets And Mortgage Backed	7.00%	12/15/07	71,716
Gov'T Nat'L Mtge Assn Pool # 335037	Government Assets And Mortgage Backed	7.00%	10/15/07	27,275
Gov'T Nat'L Mtge Assn Pool # 335606	Government Assets And Mortgage Backed	7.00%	12/15/07	107,233
Gov'T Nat'L Mtge Assn Pool # 345352	Government Assets And Mortgage Backed	7.00%	09/15/08	51,086
Gov'T Nat'L Mtge Assn Pool # 346815	Government Assets And Mortgage Backed	7.00%	10/15/08	157,053
Gov'T Nat'L Mtge Assn Pool # 359290	Government Assets And Mortgage Backed	7.00%	09/15/08	71,180
Gov'T Nat'L Mtge Assn Pool # 363744	Government Assets And Mortgage Backed	7.00%	09/15/08	142,472
Gov'T Nat'L Mtge Assn Pool # 368788	Government Assets And Mortgage Backed	7.00%	10/15/08	14,920
Gov'T Nat'L Mtge Assn Pool # 780487	Government Assets And Mortgage Backed	7.25%	04/15/06	65,989
Gov'T Nat'L Mtge Assn Pool # 780985	Government Assets And Mortgage Backed	6.00%	12/15/08	333,430
Gov'T Nat'L Mtge Assn Pool # 781284	Government Assets And Mortgage Backed	6.00%	02/15/11	447,933
F N M A Pool # 5359116.5% 5/1/31Held As Collateral At Merrill Lynch31384Wky5	Government Assets And Mortgage Backed	6.50%	05/01/31	52,090
Federal Natl Mtg Assn Remic Trcmo/Ser 1993-221 Cl-D 'Pac(11)'	Government Assets And Mortgage Backed	6.00%	12/25/08	235,330
Federal Natl Mtg Assn Remic Trpass Thru Tr Ser 2003-87 Cl-Tj	Government Assets And Mortgage Backed	4.50%	09/25/18	188,260
Federal Natl Mtg Assn Remic Trremic Pass Thru Trab-Rcr-Fixed Rt	Government Assets And Mortgage Backed	6.00%	11/25/29	149,783
Federal Nat'L Mtge Assn Pool # 252345	Government Assets And Mortgage Backed	6.00%	03/01/14	229,007
Federal Nat'L Mtge Assn Pool # 254407	Government Assets And Mortgage Backed	7.00%	08/01/32	378,667
Federal Nat'L Mtge Assn Pool # 545556	Government Assets And Mortgage Backed	7.00%	04/01/32	75,518
Federal Nat'L Mtge Assn Pool # 545900	Government Assets And Mortgage Backed	5.50%	07/01/17	58,067
Federal Nat'L Mtge Assn Pool # 555531	Government Assets And Mortgage Backed	5.50%	06/01/33	177,363

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Federal Nat'L Mtge Assn Pool # 562319	Government Assets And Mortgage Backed	7.00%	01/01/31	5,820
Federal Nat'L Mtge Assn Pool # 575493	Government Assets And Mortgage Backed	5.50%	04/01/17	27,814
Federal Nat'L Mtge Assn Pool # 635064	Government Assets And Mortgage Backed	7.00%	07/01/32	76,778
Federal Nat'L Mtge Assn Pool # 647484	Government Assets And Mortgage Backed	7.00%	06/01/32	13,680
Federal Nat'L Mtge Assn Pool # 746452	Government Assets And Mortgage Backed	4.00%	09/01/18	96,965
Fed'L Home Loan Mtge Corp Grp # A11986	Government Assets And Mortgage Backed	5.00%	08/01/33	869,442
Fed'L Home Loan Mtge Corp Grp # A12429	Government Assets And Mortgage Backed	5.50%	08/01/33	48,181
Fed'L Home Loan Mtge Corp Grp # C49499	Government Assets And Mortgage Backed	6.50%	04/01/31	15,435
Fed'L Home Loan Mtge Corp Grp # C90213	Government Assets And Mortgage Backed	7.00%	04/01/18	59,289
Fed'L Home Loan Mtge Corp Grp # E00627	Government Assets And Mortgage Backed	5.50%	02/01/14	385,499
Fed'L Home Loan Mtge Corp Grp # E84752	Government Assets And Mortgage Backed	6.00%	08/01/16	29,163
Fed'L Home Loan Mtge Corp Grp # E88292	Government Assets And Mortgage Backed	6.00%	03/01/17	23,410
Fed'L Home Loan Mtge Corp Grp # E88978	Government Assets And Mortgage Backed	5.50%	04/01/17	205,127
Fed'L Home Loan Mtge Corp Grp # E89704	Government Assets And Mortgage Backed	6.00%	05/01/17	61,371
Fed'L Home Loan Mtge Corp Grp # E91724	Government Assets And Mortgage Backed	6.00%	10/01/17	477,050
Fed'L Home Loan Mtge Corp Grp # E91860	Government Assets And Mortgage Backed	5.50%	10/01/17	343,568
Fed'L Home Loan Mtge Corp Grp # G01391	Government Assets And Mortgage Backed	7.00%	04/01/32	297,027
Fed'L Home Loan Mtge Corp Grp # G01477	Government Assets And Mortgage Backed	6.00%	12/01/32	95,449
Fed'L Home Loan Mtge Corp Grp # G01534	Government Assets And Mortgage Backed	6.00%	04/01/33	1,551,881
Fed'L Home Loan Mtge Corp Grp # A13802	Government Assets And Mortgage Backed	5.00%	09/01/33	294,873
Fed'L Home Loan Mtge Corp Grp # E00975	Government Assets And Mortgage Backed	6.00%	05/01/16	8,756
Fed'L Home Loan Mtge Corp Grp # E01137	Government Assets And Mortgage Backed	6.00%	03/01/17	284,287

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Fed'L Home Loan Mtge Corp Grp # E01137	Government Assets And Mortgage Backed	6.00%	03/01/17	284,287
Fed'L Home Loan Mtge Corp Grp # E01139	Government Assets And Mortgage Backed	6.00%	04/01/17	38,434
Fed'L Home Loan Mtge Corp Grp # E01140	Government Assets And Mortgage Backed	6.00%	05/01/17	174,963
Fed'L Home Loan Mtge Corp Grp # E01388	Government Assets And Mortgage Backed	4.00%	05/01/18	191,621
Fed'L Home Loan Mtge Corp Grp # E88959	Government Assets And Mortgage Backed	6.00%	04/01/17	25,747
Fed'L Home Loan Mtge Corp Grp # E89092	Government Assets And Mortgage Backed	6.00%	04/01/17	95,918
Fed'L Home Loan Mtge Corp Grp # E91030	Government Assets And Mortgage Backed	6.00%	08/01/17	219,377
Fhlmc Tba 15Yr Gold Sfm 05.50% Jan	Government Assets And Mortgage Backed	5.50%	01/01/19	310,781
Fhlmc Tba 15Yr Gold Sfm 06.00% Jan	Government Assets And Mortgage Backed	6.00%	01/01/17	(1,361,750)
Fhlmc Tba 30Yr Gold Sfm 05.00% Jan	Government Assets And Mortgage Backed	5.00%	01/01/34	394,750
Fhlmc Tba 30Yr Gold Sfm 06.50% Jan	Government Assets And Mortgage Backed	6.50%	01/01/34	1,675,500
Fnma Tba 15Yr Sfm 05.00% Jan	Government Assets And Mortgage Backed	5.00%	01/01/19	1,529,531
Fnma Tba 15Yr Sfm 05.50% Jan	Government Assets And Mortgage Backed	5.50%	01/01/19	103,594
Fnma Tba 15Yr Sfm 06.00% Jan	Government Assets And Mortgage Backed	6.00%	01/01/19	1,362,969
Fnma Tba 15Yr Sfm 06.50% Jan	Government Assets And Mortgage Backed	6.50%	01/25/19	741,781
Fnma Tba 15Yr Sfm 07.00% Jan	Government Assets And Mortgage Backed	7.00%	01/01/16	427,500
Fnma Tba 30Yr Sfm 05.50% Jan	Government Assets And Mortgage Backed	5.50%	01/01/33	607,688
Fnma Tba 30Yr Sfm 06.50% Jan	Government Assets And Mortgage Backed	6.50%	01/01/34	1,045,625
Gov'T Nat'L Mtge Assn Pool # 499416	Government Assets And Mortgage Backed	6.00%	02/15/29	16,733
Gov'T Nat'L Mtge Assn Pool # 572394	Government Assets And Mortgage Backed	7.00%	11/15/31	27,402
Gov'T Nat'L Mtge Assn Pool # 572474	Government Assets And Mortgage Backed	6.50%	12/15/31	145,818
Gov'T Nat'L Mtge Assn Pool # 582386	Government Assets And Mortgage Backed	6.00%	10/15/32	77,435

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Gov'T Nat'L Mtge Assn Pool # 589206	Government Assets And Mortgage Backed	6.00%	10/15/32	23,439
Gov'T Nat'L Mtge Assn Pool # 590089	Government Assets And Mortgage Backed	5.50%	07/15/33	304,180
Gov'T Nat'L Mtge Assn Pool # 599742	Government Assets And Mortgage Backed	6.00%	10/15/32	17,735
Gov'T Nat'L Mtge Assn Pool # 781328	Government Assets And Mortgage Backed	7.00%	09/15/31	256,604
Gov'T Nat'L Mtge Assn Pool # 781496	Government Assets And Mortgage Backed	6.50%	09/15/32	262,806
Gov'T Nat'L Mtge Assn Pool # 781548	Government Assets And Mortgage Backed	7.00%	11/15/32	63,879
Small Business Admin Gtd Partnctfsser Sbic-Ps 2003-10 A	Government Assets And Mortgage Backed	4.52%	02/10/13	480,766
Federal Home Ln Mtg Corp	Government Fixed Income	3.50%	04/01/08	737,456
Federal Home Ln Mtg Corp	Government Fixed Income	3.13%	08/25/06	1,820,250
Federal Home Ln Mtg Corp Debmedium Term Nts Fed Book Entrydtd 03/22/2002	Government Fixed Income		03/22/06	1,761,484
Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrytranche # Tr 00116	Government Fixed Income	4.75%	12/08/10	939,881
Federal Natl Mtg Assn	Government Fixed Income	6.63%	10/15/07	1,888,563
Federal Natl Mtg Assn Deb	Government Fixed Income	5.75%	02/15/08	1,197,297
Federal Natl Mtg Assn M/T/N	Government Fixed Income	4.45%	05/03/05	1,517,813
U S Treas Nts	Government Fixed Income	2.00%	08/31/05	8,807,422
U S Treasury Bonds	Government Fixed Income	9.13%	05/15/09	334,547
U S Treasury Bonds	Government Fixed Income	10.38%	11/15/09	1,831,219
U S Treasury Bonds	Government Fixed Income	10.38%	11/15/12	2,928,277
U S Treasury Bondssca 11/15/00	Government Fixed Income	10.00%	05/15/10	1,001,813
U S Treasury Nts	Government Fixed Income	2.00%	11/30/04	1,596,392
United States Treas Notes	Government Fixed Income	1.63%	09/30/05	1,124,648
United States Treas Nts	Government Fixed Income	5.88%	11/15/04	1,066,000
United States Treas Nts	Government Fixed Income	6.75%	05/15/05	11,241,886
United States Treas Nts	Government Fixed Income	5.75%	11/15/05	1,932,750
United States Treas Nts	Government Fixed Income	3.50%	11/15/06	12,585,906
United States Treas Nts	Government Fixed Income	1.63%	04/30/05	25,078
United States Treas Nts	Government Fixed Income	1.63%	03/31/05	1,083,713
United States Treas Nts	Government Fixed Income	1.25%	05/31/05	12,588,450
United States Treas Nts	Government Fixed Income	1.13%	06/30/05	462,530
United States Treas Nts	Government Fixed Income	1.63%	10/31/05	15,365,953

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

United States Treas Nts	Government Fixed Income	1.50%	07/31/05	5,246,719
United States Treas Ntsdtd 00041	Government Fixed Income	1.88%	11/30/05	9,903,534
Federal Home Ln Bks Deb	Government Fixed Income	3.79%	11/21/08	651,016
Federal Home Ln Mtg Corp	Government Fixed Income	7.00%	03/15/10	175,031
Federal Home Ln Mtg Corp	Government Fixed Income	6.00%	06/15/11	549,450
Federal Home Ln Mtg Corp	Government Fixed Income	4.38%	02/04/10	379,763
Federal Home Ln Mtg Corp	Government Fixed Income	3.50%	04/01/08	348,797
Federal Home Ln Mtg Corp	Government Fixed Income	3.88%	11/10/08	1,443,703
Federal Home Ln Mtg Corpdeb Dtd 09/12/2003	Government Fixed Income	3.63%	09/15/08	70,459
Federal Home Ln Mtg Corpdeb Dtd 09/22/2000	Government Fixed Income	6.88%	09/15/10	696,938
Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrypreassign 00090	Government Fixed Income	4.63%	05/28/13	269,672
Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrytranche # Tr 00116	Government Fixed Income	4.75%	12/08/10	798,394
Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrytranche # Tr 00186	Government Fixed Income	4.50%	12/16/10	1,299,188
Federal Natl Mtg Assn	Government Fixed Income	7.13%	03/15/07	141,641
Federal Natl Mtg Assn	Government Fixed Income	4.63%	10/15/13	138,994
Federal Natl Mtg Assn	Government Fixed Income	4.38%	07/17/13	335,016
Federal Natl Mtg Assn	Government Fixed Income	6.00%	05/15/11	1,324,583
Federal Natl Mtg Assn	Government Fixed Income	7.25%	01/15/10	530,578
Federal Natl Mtg Assn	Government Fixed Income	6.63%	09/15/09	228,688
Federal Natl Mtg Assn Deb	Government Fixed Income	6.63%	11/15/10	258,539
Federal Natl Mtg Assn Deb	Government Fixed Income	5.75%	02/15/08	873,258
Federal Natl Mtg Assnfederal Natl Mtg Assnpreassign 00027Issues Dated 4/1/1996 & After	Government Fixed Income	7.13%	06/15/10	764,156
Federal Natl Mtg Assnfederal Natl Mtg Assnpreassign 00277Issues Dated 4/1/1996 & After	Government Fixed Income	1.75%	06/16/06	182,167
Federal Natl Mtg Assnfederal Natl Mtg Assnpreassign 00302Issues Dated 4/1/1996 & After	Government Fixed Income	3.75%	09/15/08	559,650
Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmt	Government Fixed Income		10/15/18	33,448
Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmtbd	Government Fixed Income		07/15/18	34,054

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmtbd	Government Fixed Income		07/15/18	34,054
U S Treas Nts	Government Fixed Income	3.25%	08/15/07	102,000
U S Treas Nts	Government Fixed Income	2.00%	08/31/05	2,154,044
U S Treasury Bd Stripped	Government Fixed Income		02/15/23	135,659
U S Treasury Bd Stripped	Government Fixed Income		11/15/22	535,972
U S Treasury Bonds	Government Fixed Income	8.50%	02/15/20	523,711
U S Treasury Bonds	Government Fixed Income	6.25%	08/15/23	1,025,719
U S Treasury Bonds	Government Fixed Income	6.00%	02/15/26	171,905
U S Treasury Bonds	Government Fixed Income	6.75%	08/15/26	484,125
U S Treasury Bonds	Government Fixed Income	8.13%	08/15/19	1,681,917
U S Treasury Bonds	Government Fixed Income	9.25%	02/15/16	452,123
U S Treasury Bonds	Government Fixed Income	10.38%	11/15/12	223,289
U S Treasury Bonds	Government Fixed Income	12.00%	08/15/13	1,927,280
U S Treasury Bonds	Government Fixed Income	5.38%	02/15/31	224,205
U S Treasury Stripped Prin7.25%	Government Fixed Income	7.25%	08/15/22	125,608
United Mexican Sts Mtn	Government Fixed Income	5.88%	01/15/14	74,063
United States Treas Nts	Government Fixed Income	5.00%	08/15/11	824,141
United States Treas Nts	Government Fixed Income	4.00%	11/15/12	1,059,634
United States Treas Nts	Government Fixed Income	1.63%	10/31/05	2,386,266
United States Treas Nts	Government Fixed Income	2.38%	08/15/06	105,558
United States Treas Nts	Government Fixed Income	3.38%	12/15/08	1,449,900
United States Treas Nts	Government Fixed Income	2.63%	11/15/06	116,006
United States Treas Nts	Government Fixed Income	4.25%	11/15/13	604,433
United States Treas Ntsdtd 00041	Government Fixed Income	1.88%	11/30/05	736,378
California St Dept Wtr Res Pwr Supplyrevser Etaxable Fitch Lt Rtg A- N/C	State And Local Obligations	3.59%	05/01/04	528,077
Texas St Pub Fin Auth Revtaxable-Unemployment Comp-B	State And Local Obligations	2.63%	06/15/06	711,583
California St Dept Wtr Res Pwrsupply Revtaxable-Ser E	State And Local Obligations	3.98%	05/01/05	101,613
Illinois Stfor Issues Dtd Prior To7/1/02 See 452150	State And Local Obligations	5.10%	06/01/33	735,576
New Jersey Economic Dev Auth St Pensionfdg Rev Ser B Taxable N/C Fsa	State And Local Obligations		02/15/24	217,575
Wisconsin St Gen Fd Annualappropriation Revtaxable-Ser A	State And Local Obligations	5.70%	05/01/26	55,910
Amresco Independence Fdg Inc1999-1 Sba Ln Bkd Ctf Adj Rate144A Cl A	Other Fixed Income		06/15/26	855,356

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Bayview Finl Acquisition Tr 144A *Pp*1998-1 Mtg Passthru Ctf Cl A-I	Other Fixed Income	7.01%	05/25/29	372,235
Business Ln Ctr Inc V/R Restrsba/Abs 1998-1 Cl A Partn 144A	Other Fixed Income	6.75%	01/15/25	616,354
Gs Mtg Secs Corpser 2000-1 Mtg Passthru Ctf A144A	Other Fixed Income	1.50%	03/20/23	446,005
Pbg Equip Tr 144Areceivable Bkd Nt Cl A	Other Fixed Income	6.27%	01/20/12	660,607
Wachovia Bk Coml Mtg Tr2003-C5 Mtg Passthru Ctf X-P144A	Other Fixed Income	1.92%	06/15/35	524,539
Washington Mut Mtg Secs Corp2002-Ar2 Msc Mtg Passthru Ctfiii-A-1-Var Rate072902	Other Fixed Income	5.76%	08/25/32	683,317
Anz Cap Tr I *Pp*144A	Other Fixed Income	4.48%	01/29/49	105,839
Anz Cap Tr I *Pp*Tr Secs 144A	Other Fixed Income	5.36%	12/15/13	164,705
Asif Global Financing 3.9% 10/22/0800209Laa0Collateral Held At Merrill Lynch	Other Fixed Income	3.90%	10/22/08	267,459
Banc Amer Alternative Ln Tr2003-5 Mtg Passthru Ctf Cl	Other Fixed Income	5.00%	07/25/18	575,400
Banc Amer Fdg Corpbanc Amer Fdg Corp2003-1 Mtg Passthru Ctf Cl	Other Fixed Income	6.00%	05/20/33	231,821
Barclays Bk Plcstep Up Perpetual Reserve Capinstruments Rcisstep Cpn	Other Fixed Income	8.55%	09/29/49	325,577
Cadbury Schweppes Us Finanace *Pp*Llcgtd Sr Nt 144A	Other Fixed Income	5.13%	10/01/13	39,740
Pacific Lifecorp *Pp*Sr Nt 144A	Other Fixed Income	6.60%	09/15/33	42,244
Principal Life Global Fdg I M/T/N 144A	Other Fixed Income	5.25%	01/15/13	101,289
Canadian Natl Ry Codeb	Government Fixed Income	7.38%	10/15/31	117,978
Quebec Prov Cda	Government Fixed Income	7.50%	07/15/23	67,447
Quebec Prov Cda M/T/N V/Rrate = 6.29% To 3/03; 7.365% Thereafter	Government Fixed Income	7.37%	03/06/26	59,956
Quebec Prov Cda Mtn	Government Fixed Income	7.38%	04/09/26	59,714
United Mexican States	Government Fixed Income	8.13%	12/30/19	50,288
United Mexican Sts M/T/N	Government Fixed Income	8.38%	01/14/11	308,750
United Mexican Sts M/T/N	Government Fixed Income	4.63%	10/08/08	75,938
United Mexican Sts Medium Termnts Book Entrytranche # Tr 00009	Government Fixed Income	8.00%	09/24/22	136,750
Future T-Note 5Yr 1 Put 110.00 Mar 04	Derivative			(7,000)
Otc Fgold 5% 30Yr Put 96.96875 2/5/04	Derivative			(22,145)

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Otc Fgold 5% 30Yr Put 96.96875 2/5/04	Derivative		(22,145)
Future T-Note 10Yr Cbot 100,000Usd/Cbot	Financial Futures	03/22/04
Future T-Note 5Yr 100,000Usd/Cbot	Financial Futures	03/22/04
Future U S T-Bond 100,000Usd/Cbot	Financial Futures	03/22/04
		Bonds and debentures	227,610,301

Flextronics Intl Ltd	Int'l Equity - Common Stocks		233,840
Abbey National Plc Ord Gbp0.10	Int'l Equity - Common Stocks		95,059
Abn Amro Holdings Nv Eur 0.56Ord Nlg1.25	Int'l Equity - Common Stocks		282,931
Acom Co Y50Second Section	Int'l Equity - Common Stocks		136,084
Acs Actividades Co Eur 1.50Cios Ord Esp	Int'l Equity - Common Stocks		209,857
Agfa Gevaert Nv	Int'l Equity - Common Stocks		228,110
Alcatel Sa Eur 2.0 Rfd	Int'l Equity - Common Stocks		124,952
Allied Irish Banks Plc Eur 0.32Eur0.32	Int'l Equity - Common Stocks		118,568
Altadis Sa Eur 0.6	Int'l Equity - Common Stocks		170,326
Amb Generali Hldg Ag Rfdbete Br Dem5	Int'l Equity - Common Stocks		176,664
Arcelor Sa	Int'l Equity - Common Stocks		489,276
Arcelor Sa (Fr Line)	Int'l Equity - Common Stocks		156,927
Assurances Generales De France Agffrance Ord Frf30	Int'l Equity - Common Stocks		575,872
Australia + New Zealand Bank.Groupgrp A!1	Int'l Equity - Common Stocks		271,775
Aventis Eur 3.82Ser A Frf25	Int'l Equity - Common Stocks		489,225
Aviva Plc 25Pord	Int'l Equity - Common Stocks		352,811
Banco Santander Cent Hisp Eur 0.5Eur0.5	Int'l Equity - Common Stocks		177,706
Bank Austria Creditanstalt Ag	Int'l Equity - Common Stocks		176,406
Bank Of Nova Scotiascotia Ord	Int'l Equity - Common Stocks		511,677
Basf Ag Npv	Int'l Equity - Common Stocks		106,866
Bhp Billiton Ltdnpv	Int'l Equity - Common Stocks		202,998
Bnp Paribas Eur 2.0	Int'l Equity - Common Stocks		504,466
Bp Amoco Capital//Plc Gbp0.25	Int'l Equity - Common Stocks		40,548
Brit Amer Tobacco Ord Gbp0.25Tobacco Ord	Int'l Equity - Common Stocks		173,684
C+S Co Ltd Npvltd Ord Npv	Int'l Equity - Common Stocks		95,968

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Canon Incy50	Int'l Equity - Common Stocks	745,193
Clp Hldgs Hkd5Ord Hkd	Int'l Equity - Common Stocks	104,862
Continental Ag Npvdem5	Int'l Equity - Common Stocks	523,550
Credit Agricole Sa Eur3	Int'l Equity - Common Stocks	312,634
Credit Suisse Group Chf 1.0Namen-Akt.	Int'l Equity - Common Stocks	256,229
Daiichi Pharm Co Jpy50Pharmacuetical Y50	Int'l Equity - Common Stocks	126,162
Daito Trust Const Y50Daito Construction Jpy50	Int'l Equity - Common Stocks	225,574
Daiwa House Inds Jpy50Y50	Int'l Equity - Common Stocks	329,849
Danske Bank Ab Dkk 10.0	Int'l Equity - Common Stocks	215,897
Delhaize Groupet Cie (Le Lion) Sa Npv	Int'l Equity - Common Stocks	169,788
Depfa Bank Plc Eur 3.0	Int'l Equity - Common Stocks	138,923
Dutch State Mines Eur3	Int'l Equity - Common Stocks	551,522
E On Ag Npv	Int'l Equity - Common Stocks	476,535
East Japan Railwayco Ord Jpy50	Int'l Equity - Common Stocks	32,994
Eni Spa Eur 1.0	Int'l Equity - Common Stocks	783,295
Flextronics Intl Usd0.01Com Usd0.01	Int'l Equity - Common Stocks	233,840
France Telecom Eur 4.0Ordinary Shares Frf25	Int'l Equity - Common Stocks	339,757
Fraport Ag	Int'l Equity - Common Stocks	57,532
Futaba Corp Y50Jpy50	Int'l Equity - Common Stocks	54,601
Givaudan Sa Com Chf10	Int'l Equity - Common Stocks	88,287
Glaxosmithkline Plc 25P	Int'l Equity - Common Stocks	474,329
Hannover Rueckversicherung Agnamens-Akt.	Int'l Equity - Common Stocks	300,772
Heidelbergcement Agord Dem	Int'l Equity - Common Stocks	257,688
Hitachi Ltd	Int'l Equity - Common Stocks	241,180
Hitachi Maxell Y50	Int'l Equity - Common Stocks	84,450
Honda Motor Coy50	Int'l Equity - Common Stocks	617,547
Iberdrola Sa Eur 3.0Sppt500	Int'l Equity - Common Stocks	79,082
Intercontinental Hotels Group Plchotels Gro Gbp	Int'l Equity - Common Stocks	170,935
Itochu Corp	Int'l Equity - Common Stocks	148,684
Japan Tobacco Incjpy50000	Int'l Equity - Common Stocks	183,172
Jfe Holdings Inc	Int'l Equity - Common Stocks	191,105
Karstadt Ag Npvnpv	Int'l Equity - Common Stocks	37,093

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Kbc Bankverzekerin Npv	Int'l Equity - Common Stocks	191,499
Kobe Steel Y50Y50	Int'l Equity - Common Stocks	97,555
Kyushu Elec Power Y500Power Ord Jpy500	Int'l Equity - Common Stocks	168,578
Lloyds Tsb Group Plc Ord 25Pplc Ord	Int'l Equity - Common Stocks	182,857
Magna Intl Comm Stcl-A Sub Vtg Com Npv	Int'l Equity - Common Stocks	202,486
Man Ag Orsh Npv	Int'l Equity - Common Stocks	12,137
Merck Kgaa Dem Npv	Int'l Equity - Common Stocks	162,525
Metro Ag Npvord Dem5	Int'l Equity - Common Stocks	114,648
Mitsubishi Corp	Int'l Equity - Common Stocks	127,235
Mitsui + Co Ltd	Int'l Equity - Common Stocks	128,878
Mitsui Chemicals Inc Ord Shsmitsui Petrochemical Indust	Int'l Equity - Common Stocks	110,836
Mitsui Osk Lines Jpy 50.0Y50	Int'l Equity - Common Stocks	141,562
Nichicon Corp Y50Jpy50	Int'l Equity - Common Stocks	37,677
Nichirei Corp Y50	Int'l Equity - Common Stocks	58,298
Nippon Meat Packers Incy50	Int'l Equity - Common Stocks	195,632
Nippon Telegraph + Telephone Corp	Int'l Equity - Common Stocks	260,575
Nissan Motor Coord Jpy50	Int'l Equity - Common Stocks	845,399
Nokia Corp Eur 0.06	Int'l Equity - Common Stocks	69,190
Oji Paper Co Jpy50Ltd Ord Jpy50	Int'l Equity - Common Stocks	251,895
Omv Ag Npvomv Ag	Int'l Equity - Common Stocks	268,160
Pearson Plc Gbp 0.25Ord	Int'l Equity - Common Stocks	55,675
Persimmon Ord 10P	Int'l Equity - Common Stocks	131,702
Petro-Canada Common Stk Npvcommon Stock	Int'l Equity - Common Stocks	247,330
Promise Cojpy50 Shares	Int'l Equity - Common Stocks	361,779
Qantas Airways Ltd Npvltd Ord	Int'l Equity - Common Stocks	108,336
Rexam Plc Gbp0.64285	Int'l Equity - Common Stocks	135,745
Royal Bank Canadacom Stk Npv	Int'l Equity - Common Stocks	286,997
Royal Dutch Petrol Eur 0.56Ord Nlg1.25	Int'l Equity - Common Stocks	158,213
Royal+Sun Alliance Ord Gbp0.275	Int'l Equity - Common Stocks	151,349
Safeway Gbp0.25Ord	Int'l Equity - Common Stocks	231,328
Sankyo Co Ltd Gunmanpv	Int'l Equity - Common Stocks	126,937
Shell Trnspt+Trdg Gbp0.25Ord	Int'l Equity - Common Stocks	243,230
Shire Pharma Group Ord 5Pgroup Ord	Int'l Equity - Common Stocks	116,541
Siemens Ag Npv(Regd)(Registered)	Int'l Equity - Common Stocks	400,580
Signet Group Plc 0.5P	Int'l Equity - Common Stocks	73,756

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

Singapore Airlines Sgd 0.5Sgd1 (Local Reg)	Int'l Equity - Common Stocks		106,472
Soc Generale Eur 1.25	Int'l Equity - Common Stocks		476,911
Sony Corp	Int'l Equity - Common Stocks		294,335
Sumitomo Corp Y50	Int'l Equity - Common Stocks		171,523
Sumitomo Mitsui Financial Group	Int'l Equity - Common Stocks		399,711
Svenska Cellulosa Ser B Sek10Ser 'B' Swkr10 Free	Int'l Equity - Common Stocks		318,885
Takeda Chem Inds	Int'l Equity - Common Stocks		230,073
Tanabe Seiyaku Co	Int'l Equity - Common Stocks		81,202
Taylor Woodrow Ord 25Pord	Int'l Equity - Common Stocks		214,135
Telecom Italia Spa Eur 0.55	Int'l Equity - Common Stocks		102,761
Telefonica Sa Eur 1.0Stock Split	Int'l Equity - Common Stocks		246,722
Tohoku Electric Power Co Inc Y500Y500	Int'l Equity - Common Stocks		114,442
Tokyo Electric Power Co Inc Y500	Int'l Equity - Common Stocks		131,604
Total Sa Eur 10.0Frf50	Int'l Equity - Common Stocks		409,134
Toyota Motor Corpy50	Int'l Equity - Common Stocks		692,645
Ufj Holdings	Int'l Equity - Common Stocks		413,384
Unicredito Itlo Spa Eur 0.5S Ord Itl500 (Dem Line)	Int'l Equity - Common Stocks		107,999
United Overseas Bank Ltd Sgd 1.0	Int'l Equity - Common Stocks		116,601
Uny Co Y50(Regd)(Sicovam)Jpy50	Int'l Equity - Common Stocks		82,136
Vodafone Usd 0.10Ord Usd0.10	Int'l Equity - Common Stocks		536,049
Volkswagen Ag Ord Npv	Int'l Equity - Common Stocks		540,317
Westpac Banking Corp Npvord Aud1	Int'l Equity - Common Stocks		159,045
Whitbread Ord Gbp.50	Int'l Equity - Common Stocks		262,578
Wimpey(George) Ord 25Pord	Int'l Equity - Common Stocks		209,811
Wolters Kluwer Nv Eur 0.12	Int'l Equity - Common Stocks		62,579
Forward CHF/USDt/D	Forward Contracts	03/18/04	(308,027)
Forward DKK/USDt/D	Forward Contracts	03/18/04	(169,063)
Forward EUR/USDt/D	Forward Contracts	03/18/04	(75,504)
Forward EUR/USDt/D	Forward Contracts	03/18/04	(880,880)
Forward JPY/USDt/D	Forward Contracts	03/18/04	(5,052,802)
Forward USD/CHFt/D	Forward Contracts	03/18/04	302,704
Forward USD/DKKt/D	Forward Contracts	03/18/04	165,835
Forward USD/EURt/D	Forward Contracts	03/18/04	71,634
Forward USD/EURt/D	Forward Contracts	03/18/04	852,607
Forward USD/JPYt/D	Forward Contracts	03/18/04	5,044,937

2003
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

		International equity investments		27,545,272

New England Financial Ga 7174 1-06	Guaranteed Insurance Contract	7.00%	12/31/04	46,132
New England Financial Ga 7174 1-07	Guaranteed Insurance Contract	6.75%	12/31/05	175,596
		Guaranteed investment contracts		221,728

Total Assets Held at End of Year				$ 1,631,369,629 ===========

* represents party in interest

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-58526 of Computer Sciences Corporation on Form S-8 of our report dated June xx, 2004, appearing in this Annual Report on Form 11-K of the Computer Sciences Matched Asset Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Los Angeles, California
June 28, 2004

E-1